FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2006

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on March 2, 2006, announcing the Company's Fourth Quarter and cumulative 2005 results

FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces

Fourth Quarter 2005 Results

Lima, Peru, March 02, 2006 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the fourth quarter of 2005. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) as of December 31, 2005. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.431 per US$1.00 for 4Q05 and S/.3.283 per US$1.00 for 4Q04.

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: "We are pleased to announce exceptional quarterly and annual results driven by record production at Yanacocha and the new equity accounting of Cerro Verde.

This quarter, Buenaventura's net income was US$96.1 million, or US$0.76 per ADS, which represents an increase of 73% when compared with 4Q04. This figure includes the negative effect of derivative instruments of US$15.4 million.

Due to a lower volume of gold sold during 4Q05, operating income was US$25.2 million, 20% lower than the figure recorded in 4Q04. Total EBITDA was US$206.4 million, which represented a 46% increase when compared to 4Q04. EBITDA from Buenaventura's direct operations was US$37.7 million, 9% higher than in 4Q04."

Financial Highlights (in millions of US$, except EPS figures):
	4Q05	4Q04	Var%	FY05	FY04	Var%
Total Revenues	103.9	100.2	4%	344.4	336.9	2%
Operating Income	25.2	31.7	-20%	96.0	106.1	-10%
EBITDA (BVN Direct Operations)	37.7	34.7	9%	112.5	96.6	16%
EBITDA (including Yanacocha and Cerro Verde)	206.4	141.6	46%	571.0	427.9	33%
Net Income	96.1	55.6	73%	274.3	208.8	31%
EPS	0.76	0.44	73%	2.16	1.6	31%
Net Income Adjusted	111.5	69.3	61%	292.8	204.4	43%
EPS Adjusted	0.88	0.54	61%	2.30	1.6	43%

OPERATING REVENUE

In 4Q05, net sales were US$80.2 million, a 3% decrease when compared to the US$82.5 million reported in 4Q04 due to a delay in gold delivery, which remained in inventory until January. Royalty income in during 4Q05 totaled US$15.7 million, a 41% increase when compared to the US$11.2 million reported in 4Q04. This was due to higher sales at Yanacocha.

Operating Highlights	4Q05	4Q04	Var.	FY05	FY04	Var.
Net Sales (in millions of US$)	80.2	82.5	-3%	273	277	-1%
Average Realized Price Gold (US$/oz) Direct Operations*	348	389	-11%	360	374	-4%
Average Realized Price Gold (US$/oz) inc. Yanacocha	462	422	9%	431	403	7%
Average Realized Price Silver (US$/oz)	8.03	6.84	17%	7.38	6.51	13%
Average Realized Price Lead (US$/TM)	1,063	971	10%	973	909	7%
Average Realized Price Zinc (US$/TM)	1,429	1,049	36%	1,299	1,026	27%

(*) Does not include derivatives effect

Sales Content
	4Q05	4Q04	Var.	FY05	FYM04	Var.
Gold (in oz) Direct Operations	89,957	124,721	-28%	348,634	353,317	-1%
Gold (in oz) including Yanacocha	553,901	495,343	12%	1,801,094	1,680,222	7%
Silver (in oz)	3,982,163	3,510,851	13%	14,517,024	14,252,144	2%
Lead (in MT)	9,107	8,997	1%	30,320	31,131	-3%
Zinc (in MT)	14,892	13,543	10%	52,086	53,001	-2%

Accumulated net sales for 2005 were US$273.0 million, a 1% decrease compared to the same period of 2004 (US$276.71 million). Royalty income for 2005 was US$44.4 million, a 13% increase when compared to US$39.3 million in 4Q04.

PRODUCTION AND OPERATING COSTS

Buenaventura's equity production during 4Q05 was 91,138 ounces of gold, 2% higher than the 89,525 ounces reported in 4Q04, and 3,478,239 ounces of silver, a 3% increase when compared to the 3,389,548 ounces reported in 4Q04.

Equity production1 for the accumulated twelve-month period was 359,968 ounces of gold and 13,482,293 ounces of silver. This represented an increase of 9% in gold production (330,850 ounces in 2004) and a 5% increase in silver production compared to 2004 (12,791,746 ounces).

Equity Production[1]
	4Q05	4Q04	Var.	FY05	FY04	Var.
Gold (in oz)	91,138	89,525	2%	359,968	330,850	9%
Silver (in oz)	3,478,239	3,389,548	3%	13,482,293	12,791,746	5%
Lead (in MT)	4,312	4,430	-3%	16,446	16,120	2%
Zinc (in MT)	6,961	6,604	5%	24,993	25,651	-3%

At Orcopampa (100%), total gold production in 4Q05 was 58,948 ounces, a 2% increase when compared to 58,061 ounces in 4Q04. For 2005, total gold production was 233,182 ounces, a 10% increase when compared to the full year 2004 (211,388 ounces).

Cash operating costs increased 12%, from US$128/oz in 4Q04 to US$143/oz in 4Q05, best explained by royalties paid to the government totaling US$0.6 million, which represented US$9.40/oz of gold.

At Uchucchacua (100%), total silver production induring 4Q05 was 2,513,737 ounces, a 1% increase when compared to 2,481,501 ounces in 4Q04. For 2005, total silver production was 10,213,933 ounces, a 4% increase when compared to 2004 (9,832,393 ounces).

Cash operating cost in 4Q05 increased 26% from $2.89/oz in 4Q04 to US$3.65/oz. This was mainly explained by:

1. The purchase of energy from the National Grid to replace Buenaventura's generating capacity due to maintenance at the Paton hydroelectric plant maintenance: US$0.27/oz.

2. A higher impact of silver content deductions due to higher silver prices: US$0.21/oz.

3. Total royalties of US$0.2 million paid to the government: US$0.06/oz

At Antapite (78.04%), total production during 4Q05 was 25,787 ounces of gold, in-line with the 25,707 ounces produced in 4Q04. For 2005, total gold production was 103,931 ounces, a 7% increase when compared to 97,137 ounces in 2004.

Gold cash operating cost in 4Q05 was US$216/oz, a 16% increase when compared to US$187/oz in 4Q04. This was due to exploration and mine development costs. Total royalties paid to the government at Antapite in 4Q05 were US$0.1 million.

At Colquijirca (34.29%), total zinc production was 16,147 MT in 4Q05, a 12% increase when compared to 14,418 MT in 4Q04 due to higher volume of ore produced. Total silver production during 4Q05 was 1,565,409 ounces, a 66% increase when compared to the 942,812 ounces in 4Q04.

For 2005, total zinc production was 57,151 MT, a 1% decrease when compared to 2004 production (57,560 MT). In the case of silver, total production increased 29%, from 3,399,130 ounces in 2004 to 4,394,940 ounces in 2005.

Zinc cash operating costs decreased 52% from US$430 per MT in 4Q04 to US$205 per MT in 4Q05. This was due to a significant silver by-product credit contribution.

Total royalties paid to the government at Colquijirca in 4Q05 were US$0.2 million.

RESERVES

As of December 31, 2005 equity gold reserves (including Yanacocha) increased 2% from 15.0 million ounces in 2004 to 15.2 million ounces in 2005. Equity silver reserves at the end of 2005 were 107.9 million ounces, which represented an increase of 32% when compared to 81.8 million ounces in 2004. Equity copper reserves (including Yanacocha and Cerro Verde) increased 75% from 1.3 million ST in 2004 to 2.3 million ST in 2005. See Appendix 3 for mine reserves detail.

OPERATING EXPENSES

General and administrative expenses for 4Q05 were US$11.4 million, a 90% increase compared to US$6.0 million in 4Q04. This increase was mainly due to a US$3.6 million provision for the Company's long-term compensation, which does not represent a cash disbursement. Accumulated general and administrative expenses for the twelve-month period were US$32.8 million, a 40% increase when compared to the US$23.4 million reported in thefor the same period of 2004.

Exploration costs in non-operating areas during 4Q05 were US$8.4 million a 48% increase compared to US$5.6 million during 4Q04. For In 2005 exploration costs in non-operating areas were US$26.8 million in-line with the 2004 figure (US$26.9 million).

OPERATING INCOME

Operating income in 4Q05 was US$25.2 million a 20% decrease compared to US$31.7 million in 4Q04. This reduction was mainly due to a lower volume of gold sold, higher general and administrative expenses and exploration costs in non-operating areas.

For 2005, operating income was US$96.0 million a 10% decrease when compared with the US$106.1 million reported in 2004.

INCOME FROM NON-CONSOLIDATED AFFILIATES

Buenaventura's income from non-consolidated affiliates was US$124.1 million during 4Q05, an increase of 115% when compared to the US$57.8 million reported in 4Q04. This increase is explained by higher results obtained at Yanacocha (US$89.4 million) and the new contribution of Cerro Verde (US$36.6 million). For 2005, income from non-consolidated affiliates was US$253.8 million, an increase of 45% when compared to the US$175.4 million reported in 2004.

At Yanacocha (43.65%), 4Q05 gold production was 1,064,371 ounces of gold, an increase of 26% when compared to 4Q04 production (847,279 ounces). Gold production for 2005 was 3,333,088 ounces, an increase of 10% when compared to 3,017,303 ounces in 2004.

Gold cash cost at Yanacocha during 4Q05 was US$149/oz, which represented a 10% increase when compared to a gold cash cost of US$136/oz in 4Q04.

Net income at Yanacocha during 4Q05, was US$204.8 million, a 54% increase when compared to 4Q04 figures (US$132.6 million) due to higher sales. For 2005, net income was US$525.5 million, an increase of 35% when compared to the US$390.3 million reported in 2004.

In 4Q05, EBITDA was US$349.5 million, an increase of 43% compared to 4Q04 (US$245.0 million). This increase was due to the higher sales content and realized gold price increasing from US$433/oz in 4Q04 to US$484/oz in 4Q05. For 2005, EBITDA was US$948.8 million, an increase of 25% when compared to the US$759.1 million reported in 2004.

At Cerro Verde (18.3%), 4Q05 copper production was 24,072 MT a 14% increase when compared to the 4Q04 (21,228 MT). For 2005 copper production totaled 93,550 MT.

Net sales at Cerro Verde increased 84% from US$64.7 million in 4Q04 to US$118.9 million in 4Q05 mainly due to an increase in the average price of copper from US$1.40/lb to US$1.95/lb as well as higher copper sales delivery. For 2005, net sales were US$358.9 million, which represented an increase of 38% when compared to 2004 (US$260.8 million).

In 4Q05, net income wasreached US$113.6 million, a 381% increase when compared to 4Q04 (US$23.6 million). For 2005 net income was US$233.4 million, a 166% increase compared to 2004 (US$87.7 million).

Capital expenditures for 2005 were US$314.6 million (US$16.8 million in 2004) of which US$294.4 million was expended for the construction of the Primary Sulfide Project and US$9.7 million for the Pillones Dam.

NET INCOME

This quarter, Buenaventura's net income was US$96.1 million, representing US$0.76 per ADS, a 73% increase compared to 4Q04. This figure includes a loss of US$15.4 million, from "change in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments). Without considering this effect, net income for the quarter was US$115.1 million, or US$0.88 per ADS.

For 2005 net income was US$274.3 million (US$2.16 per ADS), an increase of 31% when compared to US$208.9 million (US$1.6 per ADS) in 2004.

HEDGING OPERATIONS

The total hedge book mark-to-market value as of December 31, 2005 was a negative US$450.7 million. The mark-to-market value for derivative instruments was a negative US$66.2 million, while the mark-to-market value of physical delivery contracts was a negative US$384.5 million.

During 4Q05, the Company executed 15,000 ounces of gold and 334,616 ounces of silver in derivative instruments.

EXPLORATIONS

PORACOTA

In the Huamanihuayta sector, we advanced the adits drifting and diamond drilling in order to delineate high grade reserves in Manto Aguila and Manto Dorado. We expect to deliver a reserve report by April and complete a scoping study to be developed with Teck Cominco by the end of July. However, we plan to start a pilot operation in the second half of 2006.

Today Buenaventura holds a 75% stake of Minas Poracota S.A., after exercising its option to purchase 50% from Minera del Suroeste and another 25% from Teck-Cominco Peru.

MARCAPUNTA

The main objective in 2005 was to systematically assay and reshape copper, silver and gold distribution. We found interesting extensions in the Smelter North sector with 3200m of diamond drills in 19 holes, reporting 2,020,000 MT with 1.90 % Cu. In Marcapunta North we also drilled 16 holes accumulating 3636m.

The exploration program at Marcapunta West will consist of 146 drill holes, combining air reverse and diamond drilling. To accomplish this goal, we have already obtained the Huaracaya Community permits.

LA ZANJA

We drilled 1600m in section 13 of the Cerro La Zanja prospect finding a large and relatively deep body (100m to 300m from the surface) with disseminate copper sulfides and gold. The most representative sections of this mineralization assayed between 0.3% and 0.8% Cu with 0.3 to 0.4 g/t of gold for sections between 40m and 200m.

At the present time we are drilling the first two holes in Cerro La Cueva, which has a higher indication of a disseminated mineralization in the surface, and stays open in the deepness.

PROJECT DEVELOPMENT

UCHUCCHACUA

  The construction of the cyanidation plant is 85% completed. The plant is expected to be completed during the second quarter of 2006, with an estimated total investment of US$8.8 million.

MARCAPUNTA

At the end of this quarter4Q05, the advance of the main decline was 233m (64%), and the exploration decline was 131m (36%). We expect an advance of 352m in the main ramp in the next quarter. Total investment was US$ 1.14 million for the period and US$ 4.07 for 2005. In addition, in Marcapunta North, a pilot plant to treat 1000 MT/day is expected to begin full operations in 3Q06.

BOARD RESOLUTIONS

At the Board of Director's meeting, held on March 02, 2006, the Board passed the following resolutions:

  Approval of the financial statements ended December 31, 2005.

  A proposal of a cash dividend of US$0.xx 22 per share to be approved in at the Shareholder mMeeting to be held on March 30, 2006.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	18.30	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2

RESERVES AS OF DECEMBER 31, 2005

PROVEN AND PROBABLE RESERVES

GOLD	BVN %				BVN
	Participation	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1,137	0.68	773	773
Shila - Paula	100.00	101	0.464	47	47
Antapite	78.04	541	0.362	196	153
Ishihuinca	78.04	51	0.397	20	16
Yanacocha	43.65	640,928	0.032	20,780	9,070
Yanacocha (Minas Conga)	43.65	617,790	0.020	11,840	5,168
Layo	100.00	21	0.334	7	7
Jatun Orcco	100.00	24	0.433	11	11

Total Gold Reserves		1,260,594	0.027	33,674	15,245

SILVER	BVN %				BVN
	Participation	DST (000)	Oz / DST	Ounces (000)	Ounces (000)

Orcopampa	100.00	1,137	0.27	307	307
Uchucchacua (Silver-Sulfides)	100.00	5,144	16.50	84,870	84,870
Uchucchacua (Zinc - Sulfides)	100.00	105	1.80	190	190
Uchucchacua (Silver - Oxides)	100.00	175	21.70	3,791	3,791
Julcani	100.00	169	21.95	3,700	3,700
Recuperada	100.00	238	8.71	2,074	2,074
Antapite	78.04	541	0.520	281	220
Shila - Paula	100.00	101	2.90	292	292
Pozo Rico	100.00	266	16.64	4,424	4,424
El Brocal	34.29	9,245	2.49	23,020	7,894
Layo	100.00	21	2.47	52	52
Jatun Orcco	100.00	24	4.95	120	120

Total Silver Reserves		17,166	7.17	123,122	107,933

ZINC	BVN %				BVN
	Participation	DST (000)	% Zn	DST (000)	DST (000)
Uchucchacua (Silver-Sulfides)	100.00	5,144	2.00	103	103
Uchucchacua (Zinc - Sulfides)	100.00	105	9.20	10	10
Recuperada	100.00	238	4.93	12	12
Pozo Rico	100.00	266	0.90	2	2
El Brocal	34.29	9,245	5.88	544	186

Total Zinc Reserves		14,998	4.47	670	313

LEAD	BVN %				BVN
	Participation	DST (000)	% Zn	DST (000)	DST (000)
Uchucchacua (Silver-Sulfides)	100.00	5,144	1.60	82	82
Uchucchacua (Zinc - Sulfides)	100.00	105	2.10	2	2
Julcani	100.00	169	1.60	3	3
Recuperada	100.00	238	4.37	10	10
Pozo Rico	100.00	266	0.52	1	1
El Brocal	34.29	9,245	2.01	186	64

Total Lead Reserves		15,167	1.88	285	163

COPPER	BVN %				BVN
	Participation	DST (000)	% Zn	DST (000)	DST (000)
Cerro Verde (Sulfides)	18.30	1,392,060	0.49	6,821	1,248
Cerro Verde (Oxides)	18.30	365,225	0.45	1,644	301
Yanacocha (Minas Conga)	43.65	617,790	0.30	1,615	705

Total Copper Reserves		2,375,075	0.42	10,080	2,254

Appendix 3
Total Gold Commitments
As of 01/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,273,500
	$/oz	317.36	316.91	314.51	305.05	289.62	288.59	285.00	304.45
290	Oz	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,273,500
	$/oz	328.78	327.86	328.15	317.39	303.08	302.45	290.00	316.83
300	Oz	448,000	468,000	388,000	423,000	390,000	376,500	60,000	2,553,500
	$/oz	333.33	332.59	333.53	324.42	310.77	310.26	300.00	324.12
345	Oz	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,261,000
	$/oz	338.94	338.60	342.59	345.19	345.42	345.42	345.00	342.62
350	Oz	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,261,000
	$/oz	338.94	338.60	342.59	347.05	348.75	348.09	345.00	343.87
385	Oz	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,261,000
	$/oz	338.94	338.60	342.59	360.07	372.08	366.78	345.00	352.60
420	Oz	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,261,000
	$/oz	338.94	338.60	342.59	371.23	395.42	394.11	404.00	363.95
436	Oz	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,321,000
	$/oz	338.94	338.60	354.56	371.23	406.08	402.65	404.00	368.35
451	Oz	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,321,000
	$/oz	338.94	338.60	354.56	371.23	406.08	410.66	404.00	369.58
Physical Gold Delivery
As of 01/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	311.98	311.77	307.14	297.63	285.00	285.00	285.00	298.46
290	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	325.62	324.73	324.07	312.26	299.58	299.75	290.00	312.67
300	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	328.54	327.77	327.70	318.30	307.92	308.05	300.00	318.36
345	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	345.46	345.42	345.42	345.00	342.57
350	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	347.55	348.75	348.09	345.00	343.99
385	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	362.18	372.08	366.78	345.00	353.95
420	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	395.42	394.11	404.00	366.91
436	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	406.08	402.65	404.00	370.37
451	Oz	308,000	328,000	248,000	323,000	360,000	354,000	60,000	1,981,000
	$/oz	337.89	337.53	342.46	374.72	406.08	410.66	404.00	371.81

Gold Derivatives
As of 01/01/06
		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz	60,000	60,000	60,000	60,000	30,000	22,500		292,500
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00		345.00
290	Oz	60,000	60,000	60,000	60,000	30,000	22,500		292,500
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00		345.00
300	Oz	140,000	140,000	140,000	100,000	30,000	22,500		572,500
	$/oz	343.86	343.86	343.86	344.20	345.00	345.00		344.02
345	Oz	80,000	80,000	80,000	40,000				280,000
	$/oz	343.00	343.00	343.00	343.00				343.00
350	Oz	80,000	80,000	80,000	40,000				280,000
	$/oz	343.00	343.00	343.00	343.00				343.00
385	Oz	80,000	80,000	80,000	40,000				280,000
	$/oz	343.00	343.00	343.00	343.00				343.00
420	Oz	80,000	80,000	80,000	40,000				280,000
	$/oz	343.00	343.00	343.00	343.00				343.00
436	Oz	80,000	80,000	140,000	40,000				340,000
	$/oz	343.00	343.00	376.00	343.00				356.59
451	Oz	80,000	80,000	140,000	40,000				340,000
	$/oz	343.00	343.00	376.00	343.00				356.59

Appendix 4
Silver Derivatives
As of 01/01/06
	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz
2006	200,000	6.00	200,000	6.0	240,000	6.0	266,000	6.00	300,000	6.00	400,000	6.00
	200,000	6.00	200,000	6.0	240,000	6.0	266,000	6.00	300,000	6.00	400,000	6.00

Appendix 5
Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2004 (audited) and December 31, 2005 (audited)
	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	614,862	332,102	96,795
Investment funds	86,971	52,884	15,414
Trade accounts receivable	97,061	93,354	27,209
Other accounts receivable, net	12,248	19,089	5,563
Accounts receivable from affiliates	46,078	66,038	19,247
Inventories, net	69,353	94,377	27,507
Current portion of prepaid tax and expenses	40,471	43,182	12,586

Total current assets	967,044	701,026	204,321

Long - term other accounts receivable	4,574	5,044	1,470
Prepaid tax and expenses	14,059	12,405	3,616
Investments in shares	1,531,347	2,502,267	729,311
Property, plant and equipment, net	603,559	583,281	170,003
Development costs, net	143,258	163,924	47,778
Deferred stripping costs	56,056	-	-
Goodwill, net	6,199	5,303	1,546
Deferred income tax and workers' profit sharing asset, net	245,299	308,091	89,796

Total assets	3,571,395	4,281,341	1,247,841

	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	13,150	26,229	7,645
Trade accounts payable	61,188	53,089	15,473
Other current liabilities	133,261	204,597	59,633
Derivative instruments	70,927	59,138	17,236
Deferred income from sale of future production	74,937	107,079	31,209
Current portion of long-term debt	36,332	1,631	475

Total current liabilities	389,795	451,763	131,671

Long-term other liabilities	83,465	96,852	28,229
Derivative instruments	267,852	168,017	48,970
Long-term debt	15,031	1,367	398
Deferred income from sale of future production	568,772	613,791	178,896

Total liabilities	1,324,915	1,331,790	388,164

Minority interest	66,347	80,247	23,389

Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2004 and 2005	596,755	596,755	173,930
Investment shares, net of treasury shares by S/66,000 in 2004 and S/127,000 in 2005	1,683	1,622	473
Additional paid-in capital	610,659	609,734	177,713
Legal reserve	129,276	129,276	37,679
Others reserves	923	923	269
Retained earnings	734,059	1,598,716	465,962
Cumulative translation loss	(148,513)	(67,962)	(19,808)
Cumulative unrealized gain on investments in shares carried at fair value	256,331	240	70
Cumulative unrealized loss on derivative financial instruments	(1,040)	-	-

Total shareholders' equity, net	2,180,133	2,869,304	836,288

Total liabilities and shareholders' equity, net	3,571,395	4,281,341	1,247,841

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements Statements of Income
	For the three-month			For the twelve-month
	periods ended December 31			periods ended December 31
	___________________________________			___________________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	270,816	275,120	80,187	908,441	936,595	272,980
Royalties income	36,633	53,796	15,679	128,889	152,342	44,402
Realized income from sale of future production	21,545	27,470	8,006	68,837	92,753	27,034
	___________	___________	___________	___________	___________	___________
Total revenues	328,994	356,386	103,872	1,106,167	1,181,690	344,416
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	92,939	90,531	26,386	340,697	343,327	100,066
Exploration and development costs in operational mining sites	45,598	41,421	12,073	127,435	136,053	39,654
Depreciation and amortization	27,648	51,875	15,119	74,077	111,177	32,404
	___________	___________	___________	___________	___________	___________
Total costs of operation	166,185	183,827	53,578	542,209	590,557	172,124
	___________	___________	___________	___________	___________	___________
Gross margin	162,809	172,559	50,294	563,958	591,133	172,292
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	19,775	39,196	11,424	76,866	112,630	32,827
Exploration costs in non-operational mining sites	18,542	28,760	8,382	88,241	91,919	26,792
Royalties	15,192	13,344	3,889	31,557	40,350	11,760
Selling	4,993	4,557	1,328	17,839	15,864	4,624
Amortization of goodwill	315	151	44	994	896	261
	___________	___________	___________	___________	___________	___________
Total operating expenses	58,817	86,008	25,067	215,497	261,659	76,264
	___________	___________	___________	___________	___________	___________
Operating income	103,992	86,551	25,227	348,461	329,474	96,028
	___________	___________	___________	___________	___________	___________
Other income (expenses), net
Share in affiliated companies, net	189,753	425,913	124,137	575,858	870,748	253,788
Loss from change in the fair value of derivative instruments	(57,223)	(59,499)	(17,342)	(58,774)	(87,872)	(25,611)
Interest income	5,534	644	188	12,132	11,646	3,394
Gain (loss) from exposure to inflation	(277)	-	-	(9,847)	-	-
Exchange difference gain (loss)	(355)	1,444	421	(12,636)	1,483	432
Interest expense	(667)	(1,375)	(401)	(7,515)	(5,797)	(1,689)
Other, net	(5,733)	(45,217)	(13,179)	(13,505)	(18,305)	(5,334)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	131,032	321,910	93,824	485,713	771,903	224,980
	___________	___________	___________	___________	___________	___________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principle	235,024	408,461	119,051	834,174	1,101,377	321,008
Provision for workers' profit sharing	(7,068)	(6,545)	(1,908)	(18,356)	(8,569)	(2,498)
Provision for income tax	(38,376)	(38,622)	(11,257)	(101,997)	(75,406)	(21,978)
	_________	_________	_________	_________	_________	_________
Income before minority interest and cumulative effect of changes in accounting principle	189,580	363,294	105,886	713,821	1,017,402	296,532
Minority interest	(6,986)	(33,735)	(9,832)	(28,171)	(66,003)	(19,237)
	___________	___________	___________	___________	___________	___________
Income before cumulative effect of changes in accounting principle	182,594	329,559	96,054	685,650	951,399	277,295
Cumulative effect of changes in accounting principle due to mine closing	-	-	-	-	(10,416)	(3,036)
	_________	_________	_________	_________	_________	_________

Net income	182,594	329,559	96,054	685,650	940,983	274,259
	___________	___________	___________	___________	___________	___________

Basic and diluted earnings per share, before cumulative effect of changes in accounting principle, stated in Peruvian Nuevos Soles and U.S. dollars	1.44	2.59	0.76	5.39	7.48	2.18

Cumulative effect of changes in accounting principle due to mine closing	-	-	-	-	(0.08)	(0.02)
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.44	2.59	0.76	5.39	7.40	2.16
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding	127,236,219	127,229,844	127,229,844	127,236,219	127,229,844	127,229,844
	___________	___________	___________	___________	___________	___________
Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows
	For the three-month			For the twelve-month
	periods ended December 31			periods ended December 31
	_____________________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	219,609	249,126	72,610	885,646	940,302	274,061
Collection of dividends	157,409	135,101	39,377	419,782	307,926	89,748
Collection of royalties	31,085	30,861	8,995	120,136	131,816	38,419
Collection of interest	4,117	1,071	312	11,909	10,627	3,097
Payments to suppliers and third parties	(73,002)	(74,696)	(21,771)	(355,188)	(365,353)	(106,485)
Payments of exploration expenditures	(45,412)	(54,050)	(15,753)	(172,215)	(181,921)	(53,023)
Payments to employees	(21,226)	(26,937)	(7,851)	(119,594)	(147,048)	(42,859)
Payments of income tax	(10,900)	(22,233)	(6,480)	(44,478)	(84,750)	(24,701)
Payments of royalties	(8,355)	(12,324)	(3,592)	(27,248)	(42,803)	(12,475)
Payments of interest	(478)	(1,375)	(401)	(5,170)	(5,797)	(1,690)
	_________	_________	_________	_________	_________	_________
Net cash provided by operating activities	252,847	224,544	65,446	713,580	562,999	164,092
	_________	_________	_________	_________	_________	_________

Investing activities
Payments by purchase of investments in shares	(6,821)	3,269	953	(8,084)	(509,163)	(148,401)
Purchase of plant and equipment	(29,204)	(33,000)	(9,618)	(96,507)	(70,253)	(20,476)
Development cost expenditures	(9,337)	(19,769)	(5,762)	(38,611)	(57,586)	(16,783)
Payments from derivative instruments settled, net	(12,454)	(6,578)	(1,917)	(73,403)	(24,157)	(7,041)
Proceeds from sale of plant and equipment	93	-	-	1,595	663	193
Decrease on time deposits in local currency	24,255	-	-	(24,255)	24,255	7,069
Decrease (increase) of investment fund	-	-	-	(34,735)	38,869	11,329
Proceeds from sale of shares	-	-	-	330	-	-
	_________	_________	_________	_________	_________	_________
Net cash used in investing activities	(33,468)	(56,078)	(16,344)	(273,670)	(597,372)	(174,110)
	_________	_________	_________	_________	_________	_________
Financing activities
Payments of dividends	(67,598)	(77,618)	(22,623)	(139,464)	(152,006)	(44,304)
Decrease on long-term debt	(70,225)	(16,001)	(4,664)	(76,705)	(50,354)	(14,675)
Payments of dividends to minority interest shareholders	(9,057)	(10,000)	(2,915)	(33,521)	(36,840)	(10,737)
Increase of long term debt	12,147	1,989	580	12,147	1,989	580
Increase (decrease) on bank loans, net	33,841	(5,970)	(1,740)	(10,311)	13,079	3,811
	_________	_________	_________	_________	_________	_________
Net cash used in financing activities	(100,892)	(107,600)		(247,854)	(224,132)
			(31,362)			(65,325)
	_________	_________	_________	_________	_________	_________
Net increase (decrease) in cash during the period	118,487	60,866	17,740	192,056	(258,505)	(75,343)
Cash at beginning of period	472,120	271,236	79,055	398,551	590,607	172,138
	_________	_________	_________	_________	_________	_________

Cash at period-end	590,607	332,102	96,795	590,607	332,102	96,795
	_________	_________	_________	_________	_________	_________

	For the three-month			For the twelve-month
	periods ended December 31			periods ended December 31
	_______________________________			_______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	182,594	329,559	96,054	685,650	940,983	274,259
Add (deduct)
Amortization and depreciation	27,815	52,367	15,263	75,481	112,465	32,779
Loss (gain) from change in the fair value of derivative instruments	57,223	59,499	17,342	21,937	87,872	25,611
Minority interest	6,986	33,735	9,832	28,171	66,003	19,237
Amortization of development costs in operating mining units	15,915	12,029	3,506	33,265	34,090	9,936
Long-term officers' compensation	40	12,503	3,644	2,135	26,883	7,835
Cumulative effect of changes in accounting principle	-	-	-	-	10,416	3,036
Obsolescence inventory reserve	2,889	5,202	1,516	2,889	9,382	2,735
Accretion Expenses	3,539	3,521	1,026	7,056	7,621	2,221
Net cost of retired plant and equipment	-	2,596	756	754	3,598	1,049
Amortization of mining concessions and goodwill	315	151	44	994	896	261
Income from sale of plant and equipment	991	137	40	(157)	137	40
Allowance for doubtful accounts	1,146	76	22	1,146	76	22
Loss from exposure to inflation	277	-	-	9,847	-	-
Gain from sale of shares	-	-	-	(51)	-	-
Share in affiliated companies, net of dividends received	(32,344)	(246,920)	(71,967)	(160,947)	(562,822)	(164,040)
Realized income from sale of future production	(21,545)	(27,470)	(8,006)	(68,837)	(92,753)	(27,034)
Loss (gain) for deferred income tax and workers' profit sharing expenses	10,835	1,725	503	37,840	(42,836)	(12,485)
Los (gain) from change in the fair value of investment fund	(148)	472	138	(5,022)	(2,503)	(730)
Exchange difference gain	355	(1,444)	(421)	12,636	(1,483)	(432)

Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(51,414)	(56,517)	(16,471)	(22,259)	(23,665)	(6,897)
Inventories	20,502	(12,894)	(3,758)	5,097	(29,278)	(8,533)
Prepaid tax and expenses	(26,861)	(93,313)	(27,197)	(48,952)	(97,515)	(28,422)
Increase (decrease) of operating liabilities -
Trade accounts payable and other liabilities	53,737	149,530	43,580	94,907	115,432	33,644
	_________	_________	_________	_________	_________	_________
Net cash provided by operating activities	252,847	224,544	65,446	713,580	562,999	164,092
	_________	_________	_________	_________	_________	_________
	-	-	-	-	-	-
Transaction that do not affect cash flows
Transfer from derivative instruments liabilitie to deferred income from sale of future production
	-	-	-	-	172,540	50,289
Increase of the book value of long-lived assets	-	-	-	24,842	27,967	8,151

(*) This provision corresponds to a long term compensation (10 year program) granted to the
Company to certain officers, as further explained in the note 17(b) to the annual audited report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 2, 2006